SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date:  February 2, 2018

List of materials

Documents attached hereto:

i) Press release Announcement _______________________________________________________

Quarterly Financial Statements
for the Third Quarter Ended December 31, 2017
And
Outlook for the Fiscal Year Ending March 31, 2018

February 2, 2018
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended December 31)	F-2
Consolidated Statements of Comprehensive Income (Three months ended December 31)	F-2
Consolidated Statements of Income (Nine months ended December 31)	F-3
Consolidated Statements of Comprehensive Income (Nine months ended December 31)	F-3
Consolidated Statements of Cash Flows (Nine months ended December 31)	F-4
Notes to Consolidated Financial Statements	F-5
-Business Segment Information	F-5
-Going Concern Assumption	F-12
-Significant Changes in Shareholders' Equity	F-12
-Accounting Policies and Other Information	F-12

Outlook for the Fiscal Year Ending March 31, 2018	1

Outlook for the Fiscal Year Ending March 31, 2018	1

Cautionary Statement	4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").
Sony Corporation and its consolidated subsidiaries are together referred to as "Sony".

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets

		(Millions of yen)
	March 31	December 31	Change from
ASSETS	2017	2017	March 31, 2017
Current assets:
Cash and cash equivalents	¥960,142	¥1,328,925	¥	+368,783
Marketable securities	1,051,441	1,221,687		+170,246
Notes and accounts receivable, trade	1,006,961	1,535,912		+528,951
Allowance for doubtful accounts and sales returns	(53,150)	(62,135)		-8,985
Inventories	640,835	753,658		+112,823
Other receivables	223,632	234,002		+10,370
Prepaid expenses and other current assets	525,861	548,742		+22,881
Total current assets	4,355,722	5,560,791		+1,205,069

Film costs	336,928	365,783		+28,855

Investments and advances:
Affiliated companies	149,371	155,303		+5,932
Securities investments and other	9,962,422	10,401,319		+438,897
	10,111,793	10,556,622		+444,829

Property, plant and equipment:
Land	117,293	114,967		-2,326
Buildings	666,381	685,576		+19,195
Machinery and equipment	1,842,852	1,855,459		+12,607
Construction in progress	28,779	45,041		+16,262
	2,655,305	2,701,043		+45,738
Less-Accumulated depreciation	1,897,106	1,909,436		+12,330
	758,199	791,607		+33,408

Other assets:
Intangibles, net	584,185	571,027		-13,158
Goodwill	522,538	552,336		+29,798
Deferred insurance acquisition costs	568,837	595,180		+26,343
Deferred income taxes	98,958	91,452		-7,506
Other	323,396	335,878		+12,482
	2,097,914	2,145,873		+47,959

Total assets	¥17,660,556	¥19,420,676	¥	+1,760,120

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥464,655	¥537,443	¥	+72,788
Current portion of long-term debt	53,424	245,646		+192,222
Notes and accounts payable, trade	539,900	658,250		+118,350
Accounts payable, other and accrued expenses	1,394,758	1,621,542		+226,784
Accrued income and other taxes	106,037	213,874		+107,837
Deposits from customers in the banking business	2,071,091	2,159,747		+88,656
Other	591,874	585,348		-6,526
Total current liabilities	5,221,739	6,021,850		+800,111

Long-term debt	681,462	594,195		-87,267
Accrued pension and severance costs	396,715	403,663		+6,948
Deferred income taxes	432,824	428,147		-4,677
Future insurance policy benefits and other	4,834,492	5,104,322		+269,830
Policyholders' account in the life insurance business	2,631,073	2,854,660		+223,587
Other	314,771	284,283		-30,488
Total liabilities	14,513,076	15,691,120		+1,178,044

Redeemable noncontrolling interest	12,058	14,609		+2,551

Equity:
Sony Corporation's stockholders' equity:
Common stock	860,645	864,078		+3,433
Additional paid-in capital	1,275,337	1,279,422		+4,085
Retained earnings	984,368	1,476,194		+491,826
Accumulated other comprehensive income	(618,769)	(575,320)		+43,449
Treasury stock, at cost	(4,335)	(4,481)		-146
	2,497,246	3,039,893		+542,647

Noncontrolling interests	638,176	675,054		+36,878
Total equity	3,135,422	3,714,947		+579,525
Total liabilities and equity	¥17,660,556	¥19,420,676	¥	+1,760,120

Consolidated Statements of Income

	(Millions of yen, except per share amounts)
	Three months ended December 31
	2016	2017	Change
Sales and operating revenue:
Net sales	¥2,059,578	¥2,279,714	¥	+220,136
Financial services revenue	317,342	371,498		+54,156
Other operating revenue	20,579	21,105		+526
	2,397,499	2,672,317		+274,818

Costs and expenses:
Cost of sales	1,495,036	1,607,962		+112,926
Selling, general and administrative	411,652	415,532		+3,880
Financial services expenses	286,740	315,404		+28,664
Other operating (income) expense, net	113,013	(13,119)		-126,132
	2,306,441	2,325,779		+19,338

Equity in net income of affiliated companies	1,314	4,299		+2,985

Operating income	92,372	350,837		+258,465

Other income:
Interest and dividends	2,502	3,519		+1,017
Gain on sale of securities investments, net	92	833		+741
Other	189	1,531		+1,342
	2,783	5,883		+3,100

Other expenses:
Interest	3,749	3,536		-213
Loss on devaluation of securities investments	4,810	1,324		-3,486
Foreign exchange loss, net	18,420	5,888		-12,532
Other	1,949	2,853		+904
	28,928	13,601		-15,327

Income before income taxes	66,227	343,119		+276,892

Income taxes	36,956	28,234		-8,722

Net income	29,271	314,885		+285,614

Less - Net income attributable to noncontrolling interests	9,640	18,988		+9,348

Net income attributable to Sony Corporation's
stockholders	¥19,631	¥295,897	¥	+276,266

Per share data:
Net income attributable to Sony Corporation's
stockholders
— Basic	¥15.55	¥234.08	¥	+218.53
— Diluted	15.24	228.91		+213.67

Consolidated Statements of Comprehensive Income
		(Millions of yen)
	Three months ended December 31
	2016	2017	Change

Net income	¥29,271	¥314,885	¥	+285,614

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(8,314)	11,688		+20,002
Unrealized gains (losses) on derivative instruments	3,430	(79)		-3,509
Pension liability adjustment	3,250	2,365		-885
Foreign currency translation adjustments	112,440	3,655		-108,785

Total comprehensive income	140,077	332,514		+192,437

Less - Comprehensive income attributable
to noncontrolling interests	2,152	21,603		+19,451

Comprehensive income attributable
to Sony Corporation's stockholders	¥137,925	¥310,911	¥	+172,986

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Nine months ended December 31
	2016	2017	Change
Sales and operating revenue:
Net sales	¥4,834,013	¥5,573,273	¥	+739,260
Financial services revenue	806,954	950,292		+143,338
Other operating revenue	58,679	69,396		+10,717
	5,699,646	6,592,961		+893,315

Costs and expenses:
Cost of sales	3,559,927	3,957,700		+397,773
Selling, general and administrative	1,088,096	1,159,190		+71,094
Financial services expenses	693,537	810,967		+117,430
Other operating (income) expense, net	165,454	(40,131)		-205,585
	5,507,014	5,887,726		+380,712

Equity in net income of affiliated companies	1,679	7,441		+5,762

Operating income	194,311	712,676		+518,365

Other income:
Interest and dividends	7,859	16,556		+8,697
Gain on sale of securities investments, net	155	1,479		+1,324
Other	1,906	2,529		+623
	9,920	20,564		+10,644

Other expenses:
Interest	11,902	10,782		-1,120
Loss on devaluation of securities investments	4,860	1,803		-3,057
Foreign exchange loss, net	19,230	25,154		+5,924
Other	4,476	4,923		+447
	40,468	42,662		+2,194

Income before income taxes	163,763	690,578		+526,815

Income taxes	80,931	138,481		+57,550

Net income	82,832	552,097		+469,265

Less - Net income attributable to noncontrolling interests	37,193	44,477		+7,284

Net income attributable to Sony Corporation’s
stockholders	45,639	507,620		+461,981

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥36.17	¥401.76	¥	+365.59
— Diluted	35.43	393.05		+357.62

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Nine months ended December 31
		Change

Net income	¥82,832	¥552,097	¥	+469,265

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(25,645)	7,030		+32,675
Unrealized gains on derivative instruments	3,690	150		-3,540
Pension liability adjustment	9,297	7,009		-2,288
Foreign currency translation adjustments	5,377	33,742		+28,365

Total comprehensive income	75,551	600,028		+524,477

Less - Comprehensive income attributable to noncontrolling interests	21,307	48,959		+27,652

Comprehensive income attributable
to Sony Corporation’s stockholders	¥54,244	¥551,069	¥	+496,825

Consolidated Statements of Cash Flows
	(Millions of yen)
	Nine months ended December 31
	2016	2017
Cash flows from operating activities:
Net income	¥82,832	¥552,097
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	259,554	258,187
Amortization of film costs	190,539	259,709
Accrual for pension and severance costs, less payments	7,270	3,948
Other operating (income) expense, net	165,454	(40,131)
Loss on sale or devaluation of securities investments, net	4,706	324
Gain on revaluation of marketable securities held in the financial
services business for trading purposes, net	(42,727)	(109,888)
Loss on revaluation or impairment of securities investments held
in the financial services business, net	29	213
Deferred income taxes	4,450	(4,551)
Equity in net (income) loss of affiliated companies, net of dividends	5,770	(2,125)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(372,978)	(488,285)
Increase in inventories	(18,622)	(88,954)
Increase in film costs	(242,875)	(279,082)
Increase in notes and accounts payable, trade	87,698	90,484
Increase in accrued income and other taxes	65,951	70,983
Increase in future insurance policy benefits and other	336,157	424,084
Increase in deferred insurance acquisition costs	(70,070)	(65,248)
Increase in marketable securities held in the financial services
business for trading purposes	(60,868)	(64,727)
Increase in other current assets	(46,705)	(25,633)
Increase in other current liabilities	55,453	189,524
Other	(97,766)	(20,600)
Net cash provided by operating activities	313,252	660,329

Cash flows from investing activities:
Payments for purchases of fixed assets	(260,457)	(189,780)
Proceeds from sales of fixed assets	9,134	15,095
Payments for investments and advances by financial services business	(943,712)	(671,982)
Payments for investments and advances
(other than financial services business)	(7,487)	(16,526)
Proceeds from sales or return of investments and collections of advances
by financial services business	212,624	256,652
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	13,837	5,404
Proceeds from sales of businesses	3,262	44,624
Other	(8,715)	(10,400)
Net cash used in investing activities	(981,514)	(566,913)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	255,416	92,833
Payments of long-term debt	(182,670)	(20,570)
Increase in short-term borrowings, net	275,084	72,913
Increase in deposits from customers in the financial services business, net	254,279	154,374
Dividends paid	(25,308)	(27,750)
Payment for purchase of Sony/ATV shares from noncontrolling interests	(76,565)	－
Other	(32,385)	(6,612)
Net cash provided by financing activities	467,851	265,188

Effect of exchange rate changes on cash and cash equivalents	(11,525)	10,179

Net increase (decrease) in cash and cash equivalents	(211,936)	368,783
Cash and cash equivalents at beginning of the fiscal year	983,612	960,142

Cash and cash equivalents at end of the period	¥771,676	¥1,328,925

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended December 31
Sales and operating revenue	2016	2017	Change
Game & Network Services
Customers	¥596,997	¥681,649	¥	+84,652
Intersegment	20,702	36,317		+15,615
Total	617,699	717,966		+100,267

Music
Customers	173,218	214,267		+41,049
Intersegment	5,289	4,162		-1,127
Total	178,507	218,429		+39,922

Pictures
Customers	224,771	260,050		+35,279
Intersegment	385	267		-118
Total	225,156	260,317		+35,161

Home Entertainment & Sound
Customers	351,983	429,604		+77,621
Intersegment	1,442	243		-1,199
Total	353,425	429,847		+76,422

Imaging Products & Solutions
Customers	165,260	179,112		+13,852
Intersegment	1,859	1,990		+131
Total	167,119	181,102		+13,983

Mobile Communications
Customers	247,173	215,141		-32,032
Intersegment	1,424	2,402		+978
Total	248,597	217,543		-31,054

Semiconductors
Customers	205,021	218,303		+13,282
Intersegment	28,847	32,627		+3,780
Total	233,868	250,930		+17,062

Financial Services
Customers	317,342	371,498		+54,156
Intersegment	1,800	1,773		-27
Total	319,142	373,271		+54,129

All Other
Customers	109,933	96,611		-13,322
Intersegment	21,713	11,971		-9,742
Total	131,646	108,582		-23,064

Corporate and elimination	(77,660)	(85,670)		-8,010
Consolidated total	¥2,397,499	¥2,672,317	¥	+274,818

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”)
segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended December 31
Operating income (loss)	2016	2017	Change
Game & Network Services	¥50,028	¥85,364	¥	+35,336
Music	27,982	39,342		+11,360
Pictures	(106,774)	10,489		+117,263
Home Entertainment & Sound	25,934	46,213		+20,279
Imaging Products & Solutions	21,101	25,982		+4,881
Mobile Communications	21,218	15,801		-5,417
Semiconductors	27,166	60,558		+33,392
Financial Services	28,996	56,287		+27,291
All Other	(2,049)	2,255		+4,304
Total	93,602	342,291		+248,689

Corporate and elimination	(1,230)	8,546		+9,776
Consolidated total	¥92,372	¥350,837	¥	+258,465

The 2016 segment disclosure above has been reclassified to reflect the change in the business segment classification.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

(Business Segments)
	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue	2016	2017	Change
Game & Network Services
Customers	¥1,212,613	¥1,418,955	¥	+206,342
Intersegment	55,345	80,277		+24,932
Total	1,267,958	1,499,232		+231,274

Music
Customers	458,256	582,180		+123,924
Intersegment	12,366	11,387		-979
Total	470,622	593,567		+122,945

Pictures
Customers	599,920	709,458		+109,538
Intersegment	665	673		+8
Total	600,585	710,131		+109,546

Home Entertainment & Sound
Customers	820,799	986,839		+166,040
Intersegment	3,422	808		-2,614
Total	824,221	987,647		+163,426

Imaging Products & Solutions
Customers	419,662	488,399		+68,737
Intersegment	5,055	5,058		+3
Total	424,717	493,457		+68,740

Mobile Communications
Customers	598,855	564,025		-34,830
Intersegment	4,435	6,746		+2,311
Total	603,290	570,771		-32,519

Semiconductors
Customers	484,332	584,389		+100,057
Intersegment	87,714	99,165		+11,451
Total	572,046	683,554		+111,508

Financial Services
Customers	806,954	950,292		+143,338
Intersegment	5,417	5,363		-54
Total	812,371	955,655		+143,284

All Other
Customers	276,660	286,307		+9,647
Intersegment	57,113	44,335		-12,778
Total	333,773	330,642		-3,131

Corporate and elimination	(209,937)	(231,695)		-21,758
Consolidated total	¥5,699,646	¥6,592,961	¥	+893,315

G&NS intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Nine months ended December 31
Operating income (loss)	2016	2017	Change
Game & Network Services	¥113,051	¥157,847	¥	+44,796
Music	60,373	96,878		+36,505
Pictures	(114,207)	8,688		+122,895
Home Entertainment & Sound	63,731	93,183		+29,452
Imaging Products & Solutions	43,467	68,056		+24,589
Mobile Communications	25,331	16,964		-8,367
Semiconductors	(20,567)	165,370		+185,937
Financial Services	111,106	139,109		+28,003
All Other	(41,604)	(6,004)		+35,600
Total	240,681	740,091		+499,410

Corporate and elimination	(46,370)	(27,415)		+18,955
Consolidated total	¥194,311	¥712,676	¥	+518,365

The 2016 segment disclosure above has been reclassified to reflect the change in the business segment classification.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

(Sales to Customers by Product Category)
	(Millions of yen)
	Three months ended December 31
	2016	2017	Change

Game & Network Services
Hardware	¥279,858	¥270,653		¥-9,205
Network	212,701	300,407		+87,706
Other	104,438	110,589		+6,151
Total	596,997	681,649		+84,652

Music
Recorded Music	114,833	128,239		+13,406
Music Publishing	15,549	18,334		+2,785
Visual Media and Platform	42,836	67,694		+24,858
Total	173,218	214,267		+41,049

Pictures
Motion Pictures	96,427	106,931		+10,504
Television Productions	73,044	82,227		+9,183
Media Networks	55,300	70,892		+15,592
Total	224,771	260,050		+35,279

Home Entertainment & Sound
Televisions	244,421	301,476		+57,055
Audio and Video	106,916	127,303		+20,387
Other	646	825		+179
Total	351,983	429,604		+77,621

Imaging Products & Solutions
Still and Video Cameras	110,962	121,156		+10,194
Other	54,298	57,956		+3,658
Total	165,260	179,112		+13,852

Mobile Communications	247,173	215,141		-32,032

Semiconductors	205,021	218,303		+13,282

Financial Services	317,342	371,498		+54,156

All Other	109,933	96,611		-13,322

Corporate	5,801	6,082		+281
Consolidated total	¥2,397,499	¥2,672,317	¥	+274,818

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-5. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Home Entertainment & Sound (“HE&S”) segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Sales to Customers by Product Category)
	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2016	2017	Change

Game & Network Services
Hardware	¥505,409	¥506,366	¥	+957
Network	504,868	718,695		+213,827
Other	202,336	193,894		-8,442
Total	1,212,613	1,418,955		+206,342

Music
Recorded Music	294,296	337,238		+42,942
Music Publishing	46,791	54,693		+7,902
Visual Media and Platform	117,169	190,249		+73,080
Total	458,256	582,180		+123,924

Pictures
Motion Pictures	265,701	302,005		+36,304
Television Productions	168,661	201,514		+32,853
Media Networks	165,558	205,939		+40,381
Total	599,920	709,458		+109,538

Home Entertainment & Sound
Televisions	579,811	700,403		+120,592
Audio and Video	239,770	284,664		+44,894
Other	1,218	1,772		+554
Total	820,799	986,839		+166,040

Imaging Products & Solutions
Still and Video Cameras	267,962	326,362		+58,400
Other	151,700	162,037		+10,337
Total	419,662	488,399		+68,737

Mobile Communications	598,855	564,025		-34,830

Semiconductors	484,332	584,389		+100,057

Financial Services	806,954	950,292		+143,338

All Other	276,660	286,307		+9,647

Corporate	21,595	22,117		+522
Consolidated total	¥5,699,646	¥6,592,961	¥	+893,315

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31	December 31	March 31	December 31	March 31	December 31
	2017	2017	2017	2017	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	¥268,382	¥427,384	¥691,760	¥901,541	¥960,142	¥1,328,925
Marketable securities	1,051,441	1,221,687	－	－	1,051,441	1,221,687
Notes and accounts receivable, trade	10,931	14,896	947,602	1,463,359	953,811	1,473,777
Inventories	－	-	640,835	753,658	640,835	753,658
Other receivables	56,807	60,167	167,127	174,005	223,632	234,002
Prepaid expenses and other current assets	112,085	139,288	414,420	410,142	525,861	548,742
Total current assets	1,499,646	1,863,422	2,861,744	3,702,705	4,355,722	5,560,791

Film costs	－	－	336,928	365,783	336,928	365,783

Investments and advances	9,904,576	10,343,208	285,965	291,155	10,111,793	10,556,622

Investments in Financial Services, at cost	－	－	133,514	133,514	－	－

Property, plant and equipment	21,323	29,106	735,590	761,215	758,199	791,607

Other assets:
Intangibles, net	30,643	31,306	553,542	539,721	584,185	571,027
Goodwill	2,375	7,225	520,163	545,111	522,538	552,336
Deferred insurance acquisition costs	568,837	595,180	－	－	568,837	595,180
Deferred income taxes	1,868	1,093	97,090	90,359	98,958	91,452
Other	34,607	35,447	292,529	304,178	323,396	335,878
	638,330	670,251	1,463,324	1,479,369	2,097,914	2,145,873
Total assets	¥12,063,875	¥12,905,987	¥5,817,065	¥6,733,741	¥17,660,556	¥19,420,676

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥411,643	¥481,150	¥106,437	¥301,939	¥518,079	¥783,089
Notes and accounts payable, trade	－	－	539,900	658,250	539,900	658,250
Accounts payable, other and accrued expenses	31,486	29,261	1,364,042	1,592,858	1,394,758	1,621,542
Accrued income and other taxes	13,512	29,252	92,525	184,622	106,037	213,874
Deposits from customers in the banking business	2,071,091	2,159,747	－	－	2,071,091	2,159,747
Other	173,853	167,598	422,916	422,512	591,874	585,348
Total current liabilities	2,701,585	2,867,008	2,525,820	3,160,181	5,221,739	6,021,850

Long-term debt	75,511	175,188	609,692	422,749	681,462	594,195
Accrued pension and severance costs	31,289	32,358	365,427	371,305	396,715	403,663
Deferred income taxes	317,043	320,602	115,781	107,545	432,824	428,147
Future insurance policy benefits and other	4,834,492	5,104,322	－	－	4,834,492	5,104,322
Policyholders’ account in the life insurance business	2,631,073	2,854,660	－	－	2,631,073	2,854,660
Other	21,825	19,202	317,980	289,109	314,771	284,283
Total liabilities	10,612,818	11,373,340	3,934,700	4,350,889	14,513,076	15,691,120

Redeemable noncontrolling interest	－	－	12,058	14,609	12,058	14,609

Equity:
Stockholders’ equity of Financial Services	1,449,605	1,531,043	－	－	－	－
Stockholders’ equity of Sony without Financial Services	－	－	1,770,632	2,262,025	－	－
Sony Corporation’s stockholders’ equity	－	－	－	－	2,497,246	3,039,893
Noncontrolling interests	1,452	1,604	99,675	106,218	638,176	675,054
Total equity	1,451,057	1,532,647	1,870,307	2,368,243	3,135,422	3,714,947
Total liabilities and equity	¥12,063,875	¥12,905,987	¥5,817,065	¥6,733,741	¥17,660,556	¥19,420,676

Condensed Statements of Income

			(Millions of yen)
	Three months ended December 31

			Sony without
	Financial Services		Financial Services				Consolidated
	2016	2017	2016		2017		2016		2017

Financial services revenue	¥319,142	¥373,271		¥-		¥-		¥317,342		¥371,498
Net sales and operating revenue	－	－		2,080,893		2,302,607		2,080,157		2,300,819
	319,142	373,271		2,080,893		2,302,607		2,397,499		2,672,317

Cost of sales	－	－		1,497,477		1,611,178		1,495,036		1,607,962
Selling, general and administrative	－	－		409,947		414,105		411,652		415,532
Financial services expenses	288,539	317,177	－		－			286,740		315,404
Other operating (income) expense, net	7	58		113,006		(13,177)		113,013		(13,119)
	288,546	317,235		2,020,430		2,012,106		2,306,441		2,325,779

Equity in net income (loss) of affiliated companies	(1,600)	251		2,914		4,048		1,314		4,299

Operating income	28,996	56,287		63,377		294,549		92,372		350,837

Other income (expenses), net	－	－		(26,146)		(7,718)		(26,145		(7,718)

Income before income taxes	28,996	56,287		37,231		286,831		66,227		343,119

Income taxes	8,362	16,224		28,594		12,008		36,956		28,234

Net Income	20,634	40,063		8,637		274,823		29,271		314,885

Less - Net income attributable to noncontrolling interests	32	55		1,822		4,138		9,640		18,988

Net income of Financial Services	¥20,602	¥40,008	¥	－	¥	－	¥	－	¥	－

Net income of Sony without Financial Services	¥ －	¥ －		¥6,815		¥270,685	¥	－	¥	－

Net income attributable to Sony Corporation's stockholders	¥ －	¥ －		－		－		¥19,631		¥295,897

	Nine months ended December 31

	Financial Services		Sony without Financial Services				Consolidated
	2016	2017		2016		2017		2016		2017

Financial services revenue	¥812,371	¥955,655	¥	－	¥	－		¥806,954		¥950,292
Net sales and operating revenue	－	－		4,896,211		5,647,653		4,892,692		5,642,669
	812,371	955,655		4,896,211		5,647,653		5,699,646		6,592,961

Cost of sales	－	－		3,566,875		3,966,400		3,559,927		3,957,700
Selling, general and administrative	－	－		1,084,667		1,155,475		1,088,096		1,159,190
Financial services expenses	698,953	816,330	－		－			693,537		810,967
Other operating (income) expense, net	69	34		165,385		(40,165)		165,454		(40,131)
	699,022	816,364		4,816,927		5,081,710		5,507,014		5,887,726

Equity in net income (loss) of affiliated companies	(2,243)	(182)		3,922		7,623		1,679		7,441

Operating income	111,106	139,109		83,206		573,566		194,311		712,676

Other income (expenses), net	－	－		(16,194)		(7,025)		(30,548		(22,098)

Income before income taxes	111,106	139,109		67,012		566,541		163,763		690,578

Income taxes	31,775	40,050		49,156		98,430		80,931		138,481

Net Income	79,331	99,059		17,856		468,111		82,832		552,097

Less - Net income attributable to noncontrolling interests	66	139		6,058		7,753		37,193		44,477

Net income of Financial Services	¥79,265	¥98,920	¥	－	¥	－	¥	－	¥	－

Net income of Sony without Financial Services	¥ －	¥ －		¥11,798		¥460,358	¥	－	¥	－

Net income attributable to Sony Corporation's stockholders	¥ －	¥ －	¥	－	¥	－		¥45,639		¥507,620

Condensed Statements of Cash Flows

			(Millions of yen)
	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2016	2017	2016	2017	2016	2017
Cash flows from operating activities:
Net income （loss）	¥79,331	¥99,059	¥17,856	¥468,111	¥82,832	¥552,097
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of	52,350	47,887	207,204	210,300	259,554	258,187
deferred insurance acquisition costs
Amortization of film costs	－	－	190,539	259,709	190,539	259,709
Other operating (income) expense, net	69	33	165,385	(40,165)	165,454	(40,131)
(Gain) loss on sale or devaluation of securities	29	213	4,706	324	4,735	537
investments, net
(Gain) loss on revaluation of marketable securities held	(42,727)	(109,888)	－	－	(42,727)	(109,888)
for trading purposes, net
Changes in assets and liabilities:
(Increase) decrease in notes and accounts	(2,261)	(3,165)	(371,914)	(484,877)	(372,978)	(488,285)
receivable, trade
(Increase) decrease in inventories	－	－	(18,622)	(88,954)	(18,622)	(88,954)
(Increase) decrease in film costs	－	－	(242,875)	(279,082)	(242,875)	(279,082)
Increase (decrease) in notes and accounts	－	－	87,698	90,484	87,698	90,484
payable, trade
Increase (decrease) in future insurance policy	336,157	424,084	－	－	336,157	424,084
benefits and other
(Increase) decrease in deferred insurance	(70,070)	(65,248)	－	－	(70,070)	(65,248)
acquisition costs
(Increase) decrease in marketable securities held	(60,868)	(64,727)	－	－	(60,868)	(64,727)
for trading purposes
Other	(46,339)	(32,631)	40,605	242,971	(5,577)	211,546
Net cash provided by (used in) operating activities	245,671	295,617	80,582	378,821	313,252	660,329

Cash flows from investing activities:
Payments for purchases of fixed assets	(10,452)	(10,553)	(250,005)	(179,240)	(260,457)	(189,780)
Payments for investments and advances	(943,712)	(671,982)	(7,410)	(16,456)	(951,199)	(688,508)
Proceeds from sales or return of investments and	213,629	257,582	13,837	5,404	226,461	262,056
collections of advances
Other	1,256	157	2,425	49,167	3,681	49,319
Net cash provided by (used in) investing activities	(739,279)	(424,796)	(241,153)	(141,125)	(981,514)	(566,913)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	319,188	157,271	28,914	(12,094)	347,830	145,176
Increase (decrease) in deposits from customers, net	254,279	154,374	－	－	254,279	154,374
Dividends paid	(23,926)	(23,921)	(25,308)	(27,750)	(25,308)	(27,750)
Other	1,355	457	(100,734)	1,750	(108,950)	(6,612)
Net cash provided by (used in) financing activities	550,896	288,181	(97,128)	(38,094)	467,851	265,188

Effect of exchange rate changes on cash and cash equivalents	－	－	(11,525)	10,179	(11,525)	10,179

Net increase (decrease) in cash and cash equivalents	57,288	159,002	(269,224)	209,781	(211,936)	368,783
Cash and cash equivalents at beginning of the fiscal year	233,701	268,382	749,911	691,760	983,612	960,142

Cash and cash equivalents at end of the period	¥290,989	¥427,384	¥480,687	¥901,541	¥771,676	¥1,328,925

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Not Applicable

Accounting Policies and Other Information

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of December 31, 2017, Sony had 1,308 consolidated subsidiaries (including variable interest entities) and 109 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended December 31
Net income attributable to Sony Corporation’s stockholders	2016	2017
— Basic	1,262,223	1,264,083
— Diluted	1,288,372	1,292,615

	(Thousands of shares)
	Nine months ended December 31
Net income attributable to Sony Corporation’s stockholders	2016	2017
— Basic	1,261,862	1,263,485
— Diluted	1,288,061	1,291,497

The dilutive effect in the weighted-average number of outstanding shares for the three months and nine months ended December 31, 2016 and 2017 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2018.  As a result of this realignment, the operation of the former Components segment is now included in All Other.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The G&NS segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The IP&S segment includes the Still and Video Cameras business.  The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses.  The Semiconductors segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three and nine months ended December 31, 2016 have been made to conform to the presentation for the three and nine months ended December 31, 2017.

Outlook for the Fiscal Year Ending March 31, 2018

The forecast for consolidated results for the fiscal year ending March 31, 2018, as announced on October 31, 2017, has been revised as follows:

	(Billions of yen)
	March 31, 2017 Results	October Forecast	February Forecast	Change from October Forecast
Sales and operating revenue	¥7,603.3	¥8,500	¥8,500	-	-
Operating income	288.7	630	720	+¥90 billion	+14.3%
Income before income taxes	251.6	600	690	+¥90 billion	+15.0%
Net income attributable to Sony Corporation’s stockholders	73.3	380	480	+¥100 billion	+26.3%

Assumed foreign exchange rates for the remainder of the fiscal year ending March 31, 2018 are the following:

	Assumed foreign exchange rates for the three months ending March 31, 2018	(For your reference)
Assumed foreign exchange rates for the six months ending March 31, 2018 at the time of the October forecast
1 U.S. dollar	approximately 113 yen	approximately 112 yen
1 Euro	approximately 134 yen	approximately 130 yen

The consolidated sales and operating revenue (“sales”) forecast for the fiscal year ending March 31, 2018 remains unchanged from the October forecast primarily due to expected increases in sales in the Financial Services and Music segments, substantially offset by expected decreases in sales in the Game & Network Services, Mobile Communications and Semiconductors segments.

Consolidated operating income is expected to be higher than the October forecast mainly due to the absence of allocations for contingencies incorporated into the October forecast for All Other, Corporate and elimination, as well as expected increases in operating income in the Music, Semiconductors, Financial Services, and Home Entertainment & Sound segments.

Restructuring charges for the Sony Group are expected to be approximately 15 billion yen in the fiscal year ending March 31, 2018, which remains unchanged from the October forecast, compared to 60.2 billion yen recorded in the fiscal year ended March 31, 2017. Restructuring charges are recorded as an operating expense and are included in the above-mentioned forecast for operating income.

Net income attributable to Sony Corporation’s stockholders is expected to be higher than the October forecast mainly due to the above-mentioned higher-than-expected consolidated operating income and an expected decrease in income tax expense mainly due to the recording of a tax benefit, as a result of tax reform in the U.S., in the third quarter ended December 31, 2017.

The forecast for each business segment for the fiscal year ending March 31, 2018 has been revised as follows:

	(Billions of yen)
	March 31, 2017 Results	October Forecast	February Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,649.8	¥2,000	¥1,940
Operating income	135.6	180	180
Music
Sales and operating revenue	647.7	730	780
Operating income	75.8	94	110
Pictures
Sales and operating revenue	903.1	1,020	1,020
Operating income (loss)	(80.5)	39	39
Home Entertainment & Sound (HE&S)
Sales and operating revenue	1,039.0	1,200	1,200
Operating income	58.5	76	80
Imaging Products & Solutions (IP&S)
Sales and operating revenue	579.6	650	650
Operating income	47.3	72	72
Mobile Communications (MC)
Sales and operating revenue	759.1	780	740
Operating income	10.2	5	5
Semiconductors
Sales and operating revenue	773.1	880	850
Operating income (loss)	(7.8)	150	155
Financial Services
Financial services revenue	1,087.5	1,170	1,250
Operating income	166.4	170	175
All Other, Corporate and elimination
Operating loss	(116.7)	(156)	(96)
Consolidated
Sales and operating revenue	7,603.3	8,500	8,500
Operating income	288.7	630	720

Game & Network Services
Sales are expected to be lower than the October forecast primarily due to the impact of a change in launch dates of certain software titles, as well as the impact of higher-than-expected sales of hardware at promotional prices during the holiday season. The forecast for operating income remains unchanged primarily due to a reduction in selling, general and administrative expenses, substantially offset by the impact of the above-mentioned decrease in sales.

Music
Sales and operating income are expected to be higher than the October forecast primarily due to higher-than-expected Recorded Music sales as well as Visual Media and Platform sales.

Pictures
The forecasts for sales and operating income remain unchanged from the October forecast, primarily due to the stronger-than-expected theatrical performance of Jumanji: Welcome to the Jungle being substantially offset by lower-than-expected home entertainment revenues for Motion Pictures.

Home Entertainment & Sound
The forecast for sales remains unchanged from the October forecast. Operating income is expected to be higher than the October forecast mainly due to an improvement in product mix and a reduction in fixed costs and other operating costs, both in home audio and video.

Mobile Communications
Sales are expected to be lower than the October forecast primarily due to an expected decrease in smartphone unit sales. The forecast for operating income remains unchanged as the impact of the above-mentioned expected decrease in sales is expected to be offset by a reduction in operating costs.

Semiconductors
Sales are expected to be lower than the October forecast primarily due to an expected decrease in unit sales of image sensors for mobile products. Operating income is expected to be higher than the October forecast primarily due to higher-than-expected profits resulting from sales of assets and cost reductions, partially offset by the above-mentioned expected decrease in sales.

Financial Services
Financial services revenue and operating income are expected to be higher than the October forecast because results in the third quarter ended December 31, 2017 exceeded expectations.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the current forecast.

The forecasts for sales and operating income for the IP&S segment remain unchanged from the October forecast.
The forecasts for additions to long-lived assets, depreciation and amortization, and research and development expenses for the current fiscal year remain unchanged from the October forecast:

Consolidated

	(Billions of yen)
	March 31, 2017 Results	February Forecast
Additions to Long-lived Assets*	¥272.2	¥330
[additions to property, plant and equipment (included above)	184.0	235	]
[additions to intangible assets (included above)	88.2	95	]
Depreciation and amortization**	327.0	355
[for property, plant and equipment (included above)	169.3	175	]
[for intangible assets (included above)	157.8	180	]
Research and development expenses	447.5	450
* Excluding additions from business combinations.
** Including amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)
	March 31, 2017 Results	February Forecast
Additions to Long-lived Assets*	¥257.6	¥310
[additions to property, plant and equipment (included above)	179.3	230	]
[additions to intangible assets (included above)	78.3	80	]
Depreciation and amortization	280.0	280
[for property, plant and equipment (included above)	167.4	170	]
[for intangible assets (included above)	112.6	110	]
* Excluding additions from business combinations.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors. See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-translated results of Sony Music Entertainment and Sony/ATV Music Publishing, both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen. 　The segment also includes equity in net income (loss) for EMI Music Publishing (“EMI”), an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment operating income.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. 　The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;
(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xiii)
Sony's reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.